Exhibit 99.1

WhiteHawk Energy

Reserves Estimate Letter

Estimate of Reserves & Future Revenue

to the

WhiteHawk Energy

in

Certain Oil & Gas Assets

located in the

Lower 48 United States

as of

December 31, 2024

SE LLC

Section 1

Reserves Cover Letter

SE LLC	1

February 4, 2025

Mr. Mike Downs

WhiteHawk Energy

2400 Market Street, Suite 230

Philadelphia, PA 19103

Dear Mr. Downs:

As you have requested, this report was completed on February 4, 2025 for the purpose of submitting our estimates of proved reserves and forecasts of economics attributable to the WhiteHawk Energy (“WhiteHawk”) interests and for inclusion as an exhibit in a filing made with the U.S. Securities and Exchange Commission (“SEC”).

In accordance with your request, we have estimated the reserves and future net cash flows, as of December 31, 2024, to WhiteHawk interests in certain oil and gas properties (the “Properties”) located in the United States, as listed in the accompanying tabulations. This report has been prepared using price and cost parameters as discussed in subsequent paragraphs of this letter. The estimates in this report have been prepared in accordance with the definitions and guidelines set forth in the SEC Rule 4-10(a) of Regulation S-X.

RESERVES

As presented in the accompanying summary projections in Section 2, we estimate the oil and gas reserves and future net cash flow to the WhiteHawk interests in these Properties, as of December 31, 2024, and reflecting SEC YE24 Pricing to be:

Table 1.1 – Summary of Reserves & Future Cash Flows (SEC YE24 Pricing)

	Net Reserves				Future Net Cash Flow ($M)
Category	Gas Reserves (MMcf)	NGL Reserves (Mbbls)	Oil Reserves (Mbbls)	Equivalent (MMcfe)	Total Undiscounted (M$)	Present Worth @ 10% Discount (M$)
Total Proved Reserves	81,720	876	39	87,213	$149,001	$72,153
Marcellus	75,272	876	39	80,766	$139,170	$66,433
Proved Developed Producing (1PDP)	61,003	690	23	65,280	$105,305	$49,587
Proved Developed Non-Producing (3PDNP)	443	11	0	508	$992	$539
Proved Undeveloped (4PUD)	13,827	176	16	14,977	$32,873	$16,308
Haynesville	6,448	—	—	6,448	$9,830	$5,720
Proved Developed Producing (1PDP)	3,780	—	—	3,780	$5,760	$3,131
Proved Developed Non-Producing (3PDNP)	26	—	—	26	$40	$25
Proved Undeveloped (4PUD)	2,642	—	—	2,642	$4,031	$2,564

This report includes 100% of WhiteHawk’s proved reserves, which are made up of oil and gas properties in various states. Oil volumes are expressed in thousands of barrels (Mbbls). Natural Gas Liquids volumes are expressed in thousands of barrels (Mbbls). Gas volumes are expressed in millions of cubic feet (MMcf) at standard temperature and pressure bases. Revenue estimates are expressed in thousands of United States dollars ($M).

This report does not attribute any reserves, future net cash flows or discounted value to unproven properties or leasehold / mineral interests which are not contemplated to be developed within a five-year time horizon. Reserves categorization conveys the relative degree of certainty. The estimates of reserves and future revenue included herein have not been adjusted for risk. The assumptions, data, methods, and procedures are appropriate for the purpose served by the report. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report.

Future net cash flow is after deductions for operating costs and production taxes. The future net cash flow has been discounted at an annual rate of ten (10) percent to determine its present worth. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties. Unless otherwise stated, estimates of future net cash flow provided herein assume costs to plug and abandon a producing well are offset by surface equipment and tubular salvage costs.

SE LLC	2

As requested for SEC purposes, the base oil and gas prices calculated for December 31, 2024 were $75.48/BBL and $2.13/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during January 2024 through December 2024 and the base gas price is based upon Henry Hub prices (Platts Gas Daily) during January 2024 through December 2024. NGL prices were adjusted on a per-property basis and averaged 27.8% of the oil price on a composite basis.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differential, treating cost, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $65.26 per barrel for oil, $1.788 per MCF for natural gas and $26.32 per barrel for NGL. All economic factors were held constant in accordance with SEC guidelines.

WhiteHawk Energy – SEC YE24 Pricing

Date Ending	Gas Price ($/MMBtu)		Oil Price ($/bbl)
12-31-2025		2.13		75.48
12-31-2026		2.13		75.48
12-31-2027		2.13		75.48
12-31-2028		2.13		75.48
12-31-2029		2.13		75.48
12-31-2030		2.13		75.48
12-31-2031		2.13		75.48
12-31-2032		2.13		75.48
12-31-2033		2.13		75.48
12-31-2034		2.13		75.48
12-31-2035		2.13		75.48
12-31-2036		2.13		75.48
Thereafter	Flat @ $	2.13	Flat @ $	75.48

Lease and well operating costs used in this report are estimates of WhiteHawk based on lease operating statements from the respective fields in question. Well operating costs are not being escalated for the Base Scenario.

SE LLC	3

SUMMARY

As shown in the Attachments to this report, the reserves and economics section includes a summary projection of reserves and future net cash flow for each reserve category.

For the purposes of this report, SE LLC did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. SE LLC has not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

The reserves and resources shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be commercially recoverable. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from the assumptions made while preparing this report. Also, estimates of reserves may increase or decrease as a result of future operations.

The reserve classifications and the economic considerations used herein conform to the criteria of the SEC as defined in SEC Rule 4-10(a) of Regulation S-X. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. Federal, state, and local laws and regulations, which are currently in effect and that govern the development and production of oil and natural gas, have been considered in the evaluation of proved reserves for this report. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. These possible changes could have an effect on the reserves and economics. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

For the purposes of this report, we used technical and economic data including, but not limited to, production data, well test data, historical price and cost information, and property ownership interests. The reserves and resources in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. We used standard engineering and geoscience methods, or a combination of methods, such as performance analysis, that we considered to be appropriate and necessary to establish reserves quantities and reserves categorization that conform to the SEC Rule 4-10(a) of Regulation S-X definitions and guidelines. In evaluation the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be political, socioeconomic, legal, or accounting, rather than engineering and geoscience. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment. The data used in our estimates were obtained from public data sources, investor presentations, third party research reports, and the non-confidential files of WhiteHawk and were accepted as accurate.

Sincerely,

Andrew Schaper, P.E.
Principal, SIPC LLC
T.B.P.E. Lic. #132924 3006 Brazos St., Ste 200
Houston, TX 77006
O: (713) 669-0775
C: (713) 515-4620 andrew@schaperintl.com

SE LLC	4